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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

Excelligence Learning Corporation

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

300 684 107

(CUSIP Number)

Ronald Elliott

Chief Executive Officer

Excelligence Learning Corporation

2 Lower Ragsdale Drive, Suite 200

Monterey, California 93940

(831) 333-2000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300 684 107	Page 2 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jeffrey R. Mair and Gloria June Mair, Trustees of The Mair Family 1984 Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States Citizens

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 533,999 8. Shared Voting Power 0 9. Sole Dispositive Power 533,999 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 533,999

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 300 684 107	Page 3 of 4 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed to amend and supplement the statement on Schedule 13D filed on May 15, 2001 (the “Schedule 13D”) by Jeffrey R. Mair and Gloria June Mair, Trustees of The Mair Family 1984 Living Trust (the “Reporting Persons”), with respect to the Common Stock, par value $.01 per share (the “Common Stock”) of Excelligence Learning Corporation, a Delaware corporation (the “Issuer”). Only those items in the Schedule 13D which are listed below are being amended and supplemented by this Amendment. Items in the Schedule 13D not listed below are unchanged. Capitalized terms not defined herein have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is hereby amended and supplemented as follows:

On October 21, 2003, the Reporting Persons transferred beneficial ownership of an aggregate of 56,100 Shares of Common Stock in a private transaction for no monetary consideration. On January 13, 2004, the Reporting Persons transferred beneficial ownership of an aggregate of 17,251 Shares of Common Stock in a private transaction for no monetary consideration.

The Reporting Persons do not have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and may in the future propose that the Issuer take one or more of such actions.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of Schedule 13D are hereby amended and supplemented as follows:

(a) and (b) The Reporting Persons are the beneficial owners of 533,999 Shares of Common Stock, which represent 6.2% of the outstanding shares of Common Stock (based on 8,580,248 shares of Common Stock outstanding as of November 5, 2003, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 as filed with the SEC on November 7, 2003). The Reporting Persons have the sole power to vote and dispose of the Shares.

(c) Except for the dispositions described in Item 4 hereof, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

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CUSIP No. 300 684 107	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2004

MAIR FAMILY 1984 LIVING TRUST

By:	/s/ Jeffrey R. Mair
Jeffrey R. Mair, Trustee

By:	/s/ Gloria June Mair

Gloria June Mair, Trustee

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